BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 29, 2020

1.     Date, Time and Place: Meeting held on October 29, 2020, at 09:00 a.m., by videoconference.

2.     Summons and Presence: Summons duly held pursuant to Article 21 of the Bylaws of BRF S.A. (“Company”), considering the presence of the totality of the members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.     Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.     Agenda: (i) Approval of the Sustainability Policy.

5.     Resolutions: The members approved, by unanimous votes of the present members and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.       Approval of the Sustainability Policy. The members of the Board of Directors, by unanimous votes, approved the Company's Sustainability Policy.

6      Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7      Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

Minutes of the Ordinary Meeting of the Board of Directors held on October 08, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 29, 2020

I certify that the above text is faithfully transcribed from the  Minutes of the Ordinary Meeting of the Board of Directors held on October 29, 2020 drawn up in the book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, October 29, 2020.

_________________________________ Carlos Eduardo de Castro Neves Secretary

Minutes of the Ordinary Meeting of the Board of Directors held on October 08, 2020.

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

BRF Sustainability Policy

1.	PURPOSE

Based on the fundamental commitments of BRF, i.e., Integrity, Quality and Safety, this Corporate Policy (“Policy”) sets forth the guidelines of BRF S.A. (“BRF” or “Company”) and its subsidiaries with regard to business commitments and principles focusing on the incorporation of environmental, social, governance and financial aspects into the sustainable practices managed by the Company.

2.	APPLICABILITY

This Policy applies to all BRF Employees as well as any stakeholders related to BRF either in Brazil or abroad.

3.	ROLES AND RESPONSIBILITIES

The Vice-Presidency of Quality, R&D and Sustainability and the Sustainability Department are responsible for proposing and updating this Policy with regard to the internal and external stakeholders, seeking alignment with the best market practices.

The Sustainability, Animal Welfare and Environment Department must answer any questions about this Policy, establish the procedures required for its implementation, and communicate and train the target audience about the rules set out in this Policy.

All Employees and stakeholders of BRF must follow the guidelines set forth in this document.

4.	GUIDELINES

4.1	INTEGRITY

Integrity is a key non-negotiable commitment for BRF.

BRF follows the principles of ethics and compliance with the laws and regulations that apply to its businesses in Brazil and abroad.

The Integrity System was implemented considering the parameters and guidelines set forth in the national and foreign legislation to which BRF is subject, the needs and expectations of the stakeholders, and the context of the company and the industry in which it operates, the risks inherent in its activities, methodologies and best market practices.

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

The System is applicable to all Employees, from senior management (Board of Directors and advisory committees) to the business units, partners, clients, suppliers and contractors that are related to BRF.

The Transparency Manual of BRF addresses topics that include behavior, human rights, ethics, and others, and should be used as a reference for professional conduct in labor relations, and applies to the Company's Employees, as well as its suppliers, contractors, clients, and others.

BRF has a Code of Conduct for Business Partners, which establishes the guidelines that must be followed by all business partners, suppliers and contractors, with a view to encouraging and fostering the adoption and fulfillment of all applicable laws, as well as all social and environmental practices applicable to their operations.

4.2	FIGHT TO CORRUPTION THIRD-PARTY RELATIONS

BRF follows the principles of compliance with the national and international laws to prevent acts of Corruption and Bribery.

BRF maintains its commitment to fighting all forms of Corruption and Bribery, whether in the sphere of public relations or in the sphere of private relations.

Employees, partners, suppliers and contractors that may interact, in the course of their work, with government authorities or any private entity, must respect the internal procedures and regulations applicable to these interactions.

Employees and Third Parties working on behalf of or for the benefit of BRF must reject any direct or indirect request for unfair advantage, including corruption, bribery and facilitation payments.

Any act that may represent a violation or potential violation of any applicable laws or BRF's commitment to fighting bribery and corruption must be reported to the Transparency Channel, available 24 hours, 7 days a week, through the link http://compliance.brf.com.

4.3	SOCIAL RESPONSIBILITY AND HUMAN RIGHTS

BRF is committed to promoting and protecting human rights and fundamental freedom in all its business relationships.

The Company's relations with all the links in the chain must occur in an ethical, transparent and responsible manner, promoting the appreciation of diversity and inclusion, and fighting discrimination in any of its forms.

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

The Company defends the fundamental rights in labor relations and repudiates the exploitation of people, especially children and adolescents, while respecting the Brazilian legislation and the international regulations, such as the Universal Declaration of Human Rights and the Guiding Principles on Businesses and Human Rights, and it does not accept the use of its products/services by clients that do not follow the same principles.

4.4	SOCIAL INVESTMENT, VOLUNTEERING AND COMMUNITIES

On its own and through the BRF Institute, BRF is committed to dialogue and involvement with society to promote the sustainable development of the communities where it is present.

The Company promotes the active participation by its employees through its corporate volunteer program, as provided for in its corporate policies.

The appreciation of the leadership of local players is one of the assumptions for community relations and social investments of BRF.

Community relations and responses to community demands and complaints addressed to BRF are managed appropriately and transparently.

The Company's social investments support the strengthening and sustainable development of the communities.

4.5	HEALTH AND SAFETY

Safety is a non-negotiable commitment for BRF.

Through the Occupational Health and Safety (OHS) Management System, the behavior expected of all employees and contractors is established, i.e., fostering a sustainable OHS Culture and reflecting all of the principles listed in the OHS Governance, Health, Safety and Environment (HSE) Policy and the Occupational Health and Safety Pillar of the Operational Excellence System (SEO), which standardizes the guidelines, tools and control measures for health and safety in the activities where it applies.

The Company is committed to managing any and all risks to the physical integrity and health of its employees, contractors and visitors at its workplace.

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

To promote development in transport of raw materials, agriculture and finished products, the Company has a Health, Safety and Environment (HSE) Program.

4.6	ENVIRONMENT

The environmental guidelines must be followed as established in the Health, Safety and Environment (HSE) Policy and in the Environment Elements of the Sustainability Pillar of the Operational Excellence System (SEO) and in the Environment Pillar of the Program +Excellence that standardize the guidelines, tools and measures of environmental control in the operations where they apply.

BRF implements practices and initiatives to address environmental aspects related to Water, Packaging, Energy, Forests, Grains, Greenhouse Gases that contribute to Climate Change and others globally recognized as challenges for society.

BRF's processes and products must be executed in compliance with the environmental laws and with reference to national and international standards while striving for the continuous improvement of environmental management.

4.7	ANIMAL WELFARE

The Company continuously improves its production practices, as established in the Guidelines of the Program Animal Welfare Made in BRF and in the Animal Welfare Element of the Sustainability Pillar of the Operational Excellence System (SEO) that standardizes the guidelines, tools and measures of animal welfare control in the operations where it applies.

The Animal Welfare Program made at BRF is based on six pillars which are: adequate food, an appropriate environment, good health conditions, the possibility of expressing natural behavior, humanitarian management and training and awareness of everyone who has contact with animals.

BRF establishes policies, standards, public commitments, processes, indicators and continuous training, respecting the specificities of each location where it operates, whether environmental, cultural, climatic or religious.

The guidelines established by the Company for animal welfare are guided by standards that go beyond Brazilian and, in some respects, international standards and legislation. These guidelines must be adopted throughout the production chain since animal breeding, transport and slaughter, furthermore, the company does not

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

accept any type of animal mistreatment and disciplinary measures are applicable in this regard.

4.8	VALUE CHAIN MANAGEMENT

BRF encourages transparency and dialogue throughout its value chain and encourages the promotion of good social, environmental and governance practices, especially in the relations established with BRF.

All BRF suppliers must follow the BRF Code of Conduct for Business Partners in order to guarantee respect for human rights, labor rights, compliance with environmental legislation and ethical issues.

4.9	INNOVATION/RESEARCH AND DEVELOPMENT (R&D)

BRF encourages and evaluates aspects of sustainability in new products and innovations through studies and identification of opportunities in multidisciplinary committees, while fully respecting all the principles established in this Policy.

4.10	QUALITY

Quality is a non-negotiable commitment and is present in the value chain of BRF.

The Quality Policy of BRF recognizes and reflects its commitment to quality, ensuring compliance with legal requirements and those of its clients in an authentic and ethical manner for the continuous improvement of Food Safety. In the BRF activities where it applies, the Quality Pillar of the Operational Excellence System (SEO) standardizes the quality control guidelines, tools and measures.

The Company works with transparency and integrity, strengthening its relations with suppliers, contractors and other stakeholders so that the satisfaction of its clients and consumers, as well as the quality of its products, can be in the core of its activities.

4.11	MARKETING AND RELATIONSHIP WITH CONSUMERS AND CLIENTS

The Company integrates sustainability in the communication of brands by dealing with its consumers based on transparent information on handling and use, publishing recipes on its digital platforms, and informed choices disclosed through regulated communication in the countries where it operates.

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

BRF always strives to communicate with its consumers in an inclusive and responsible manner, and works to avoid food waste by releasing information on the best use of food.

BRF works continuously to ensure consumer preference for its products and brands through internal monitoring programs and improvement actions.

BRF trusts that strong relationships with its consumers and clients increase loyalty and generate a positive impact on the business.

BRF maintains open communication channels and promotes dialogue with its consumers and clients worldwide to improve its processes, meet consumer expectations and minimize risks.

BRF maintains diversity and information through relationship channels such as its Customer Service ( https://www.brf-global.com/en/sac/ ), the institutional website ( https://www.brf-global.com/ ) and brands, social networks, packaging, points of sale and other means of communication.

BRF ensures the privacy and protection of the data of its consumers and clients.

Compliance with the current labeling regulations and compliance with all regulatory amendments published are important challenges in the Company's risk management. Reliable communication with its clients and consumers occurs through product labels, which comply with the laws in force at a global level and are filed with the regulatory bodies from the countries where it operates.

4.12	FAIR COMPETITION

BRF does not tolerate and condemns any acts that impact the defense of free trade in the markets where it operates. BRF has a Corporate Policy for the Prevention of Anti-Competitive Practices, which establishes guidelines for the prevention of violation against the economic order, in the context of interactions in M&A projects, with competitors, commercial practices, in compliance with the Antitrust Laws, free trade and other Applicable Laws and also with the BRF Code of Conduct for Business Partners.

4.13	TAX MANAGEMENT

Taxation is a relevant topic for BRF and its stakeholders in terms of compliance. Therefore, the Company actively manages, monitors and controls tax matters as an

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

important element of its corporate social responsibility, ensuring compliance and optimization of its resources in a responsible and sustainable manner. BRF is committed to complying with all international and local guidelines, laws, rules and regulations applicable and to complying with its tax obligations appropriately and fairly.

4.14	CORPORATE GOVERNANCE

Ethics, transparency and equity are the pillars of the Company's corporate governance model, as well as accountability and responsibility. Therefore, the Company:

•	Exclusively holds common shares;
•	Ensures equal rights;
•	Establishes a premium on public offerings and investor protection mechanisms;
•	Prohibits shareholders and executives from taking advantage of access to insider information;
•	Has a policy on negotiation of securities and disclosure of material events;
•	Adopts arbitration as a speedier and specialized way of resolving conflicts of interest.

The responsibilities of Corporate Governance are broad, allowing greater interaction between the company teams. These include:

•	Meetings of the Board of Directors, Advisory Committees and Fiscal Council;
•	Coordinating the development of the Board of Directors' Onboarding Program;
•	Advising on the screening of matters to be taken to the Committees and Board of Directors, in accordance with the Company's Policy of Responsibilities;
•	Assisting the preparation and adjustment of the Company's Internal Policies and Regulations;
•	Assist the preparation, certification and approval of the Reference Form (CVM) and 20-F (SEC);
•	Coordinating the Board of Directors’ review process;
•	Arranging documentary evidence of meetings held and approvals of certain topics, as requested by the Corporate Risks team, for SOx (Sarbanes-Oxley Act) Control purposes;

4.15	INVESTOR RELATIONS

Integrity, transparency and equity are pillars of the Company's corporate governance model, which is based on the best market practices, including by adjusting the regulations applicable to any listing levels in which the Company is involved.

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

Striving for the highest degree of transparency in market communications, the Company complies with all domestic and international regulatory requirements with regard to the disclosure and filing of information documents and materials about its business.

Also, the Company holds both offline and online public meetings with analysts and other capital market agents, where it presents and discusses, based on financial information, the social and environmental aspects concerning the company and/or its operations.

The Company maintains several communication, such as the Investor Relations website (https://ri.brf-global.com/en/), and dialogue channels open to investors around the world in order to guarantee the basic principle of equity, ensuring the continuous flow of business information and economic, financial, social and environmental activities.

4.16	RISK MANAGEMENT

The Company's risks are assessed and classified according to their potential impact, probability of occurrence, capacity, impact and management profile, which are consolidated in the Corporate Risk Map, with periodic reporting to the leadership and advisory committees of the Board of Directors that monitor the theme.

The Company identifies and assesses financial, operational, strategic and/or regulatory risks, including social and environmental risks. In this assessment, it considers several aspects, such as those related to its employees, suppliers, partners, clients, communities, products, services, systems and processes.

The identification, assessment, treatment, monitoring and communication of global risks, intrinsic to the Company's business, as well as the risk governance adopted, are detailed in the Corporate Risk Management Policy. The Risk Management model applied at BRF follows the best market practices and is in line with the COSO and ISO 31000 guidelines.

4.17	SUSTAINABILITY GOVERNANCE

To include sustainability in its decision-making processes, the Company has a Vice Presidency of Sustainability, and a Quality and Sustainability Committee that reports directly to the Board of Directors. At the management level, there are centers

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

dedicated to the environment, animal welfare, social responsibility and institutional relations, with specific treatment to each of these topics.

BRF regularly carries out a materiality process to identify the most relevant aspects in the long term.

The Integrated Report of BRF follows the Global Reporting Initiative (GRI) Standards methodology, the International Integrated Reporting Council (IIRC) guidelines and the United Nations Sustainable Development Goals (SDGs). The Integrated Report includes specific content of performance associated with each business aspect, and provides in-depth discussions of corporate governance practices, food industry indicators, resource allocation practices, business model and the Company’s view on the financial, intellectual, human, social, natural and physical capitals.

To expand responsible action, the Company supports commitments to several voluntary social and environmental pacts, in order to support and encourage sustainable development.

For the topics referenced in this policy, the Company has indicators for monitoring and handling non-conformities for continuous improvement of its processes, committing to ensuring the disclosure of information about the results of its projects to its stakeholders.

5.	REFERENCE DOCUMENTS

- CE 01.1.100 — Manual de Transparência BRF/BRF Transparency Guide/Manual de Transparência BRF.

- CE 01.1.102 Código de Conduta de Parceiros de Negócios da BRF/Code of Conduct for BRF Business Partners.

- CN 06.21.001 BRF Volunteer Program.

- CN 06.21.002 Social Investment BRF.

- Commitments of Animal Welfare Made In BRF.

- COSO – Corporate Risk Management.

- GRI - Global Reporting Initiative.

- Guiding Principles on Companies and Human Rights.

- International Bill of Human Rights.

- International Integrated Reporting Council (IIRC).

- ISO 31000 Standard - Corporate Risk Management.

- Operational Excellence System (SEO) Global Book

- PC 01.1.001 - Corporate Policy on Approval Authorities.

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0

BRF S.A. Companhia Aberta de Capital Autorizado CNPJ 01.838.723/0001-27

- PC 02.4.003 Política de Gestão de Riscos Corporativos/Corporate Policy of Enterprise Risk Management.

- PC 20.4.002 – Política Corporativa de Saúde, Segurança e Meio Ambiente (SSMA)/Health, Safety and Environment Corporate Policy/Política Corporativa de Salud, Seguridad y Medio Ambiente.

- PC 28.1.012 - Política Corporativa de Prevenção a Práticas Anticoncorrenciais/Anti-Competitive Practice Prevention Corporate Policy.

- SOx - Sarbanes–Oxley Act.

- Tax Management Policy.

- United Nations Global Compact.

- Universal Declaration of Human Rights

- Other internal policies and standards that are constantly being improved, approved by the competent authorities and made available to all employees.

6.	FINAL PROVISIONS

This document is effective from the date of its publication and may be changed at any time and at any discretion.

Anyone who violates this Policy will be subject to the legal and/or disciplinary actions applicable, to be determined by the relevant BRF officers.

The authors of this standard are in charge of answering questions, establishing the procedures necessary for implementing, reviewing and disseminating the guidelines set out in this document.

7.	APPROVALS
RESPONSIBLE	AREA
ELABORATION	Sustainability, Animal Welfare and Environment Department
REVIEW	Executive Directors, Quality and Sustainability Committee
APPROVAL	Board of Directors

Corporate Policy: 14.21.001	November 04, 2020	Edition nº 0